MAIL STOP 05-11

November 26, 2004

Mr. Vincent Markovitch, President
Alpha Motorsport, Inc.
240 12th Street
New Westminster, BC
Canada  V3M 4H2

      Re:	Alpha Motorsport, Inc.
   Registration Statement on Form SB-2
      File No. 333-119930
      Filed October 25, 2004

Dear Mr. Markovitch:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that another company called Alpha Motorsport is also involved in the automotive industry. Please disclose the impact this may have on your company, including use of the company`s name.

2. Please disclose that all amounts are denominated in US dollars. To the extent any are not, please convert to US dollars.

3. We note that your officers and directors will conduct this offering. In the Plan of Distribution section, please name each person who will sell the securities in your offering, and supplementally explain how each person satisfies the requirements of
Rule 3a4-1 of the Securities Exchange Act of 1934.

4. Please include counsel`s name and contact information on the registration statement cover page.

Summary of Prospectus, page 5

5. Under "The Offering," you refer to "Net Proceeds to Our
Company"
of $100,000. Since this amount represents gross proceeds, please revise.

6. You state that the terms of the bridge loan provide for
repayment
on demand.  You also state in the same paragraph, "...at the option
of the holder, after the maturity date of August 23, 2005...."
Please
revise to provide consistent disclosure concerning the repayment terms here and throughout your registration statement.

7. Please revise your current disclosure to present net proceeds to the Company, net of estimated offering costs. Net proceeds to your
Company should be $95,000 based on the disclosure in Use of Proceeds.

Risk Factors, page 6

8. You should present as risk factors only those factors that represent a material risk to investors in this offering. Some of your risk factors appear generic and could apply to any company within your industry as well as other industries. We note, in particular, risk factors 5, 6, 7 and 9. Please revise these risk factors to clearly reflect the specific material risk to your company and your investors. With respect to risk factor 7, please address the competitive factors relevant to the particular market you intend to serve that represent a material risk.

9. We note that while you intend to establish a separate account for all proceeds received, this account will not be an escrow, trust or other similar account. Please address the risk this poses to investors with respect to third party creditor liens and by the fact that there are no mechanisms in place to assure these funds will remain segregated until all shares are sold and/or the offering is terminated.

10. If all of the shares in this offering are sold, it appears your officers and directors will own 33% of your outstanding securities.
Under "Risks Associated with this Offering," please provide an additional risk factor discussing the possible minority position shareholders will have with respect to corporate decision-making and change of control matters.

11. We note the following disclosure in risk factor #2, "in the event we do not sell all of the shares and raise the total offering proceeds, there can be no assurance that we would be able to raise the additional funding needed to fully implement our business plans".
This is a best efforts all or none offering. Please revise the disclosure.

12. According to risk factor #3, "if we are not successful in raising sufficient capital through this offering, we will be faced with several options." Since this is a best efforts all or none offering the staff is confused with the disclosure discussing several options the company will be faced with as well as the disclosure in the last paragraph. Please revise and advise.

13. We note that the company has applied for its initial licensing.
Please update the current status of this pending application.

14. Your attention is directed risk factor #10. According to the disclosure "in the event we are unable to sell most of the shares in this offering, we will be forced to reduce our proposed business operations until such time as additional monies can be obtained, either through loans or financing". Since this is a "best efforts all or none offering, please revise the disclosure.

Use of Proceeds, page 10

15. We note that $15,000 of the net proceeds will be used to pay wages and salaries during the first 12 months. We also note that $3,500 of the $25,000 balance of the bridge loan will be used to pay wages and salaries. Please clarify how you arrived at these amounts and disclose whether any portion of the net proceeds, including the bridge loan, will be paid to your officers and directors.

16. You have allocated $10,000 for the purchase of inventory/vehicles. Please disclose the number of cars and trucks
this amount will purchase.   In addition, you state that you
intend
to purchase your inventory prior to the completion of this offering.
Please clarify whether this is a condition to closing. Please disclose any preliminary agreements or understandings the company may have with respect to purchasing these vehicles and their affiliation if any to the company and its officers and directors. Upon receipt of such information we may have additional comments.

17. In footnote 1, you indicate that the terms of the bridge loan provide for repayment on demand. Based on our reading of exhibit
99.1, it appears the bridge loan has a 12 month maturity from the date of execution. Please advise.

18. Both here and in the MD&A section, you disclose that rent and utilities are $1800 per month. The lease agreement indicates that rent it $1800 per month plus 10% utilities. Please revise to include the cost of utilities.

Dilution of the Price You Pay for Your Shares, page 12

19. Please round per share amounts here, and throughout your registration statement to the nearest penny, or NIL, if applicable.



Plan of Distribution, page 13

20. Please the material terms of the Subscription Agreement and file as an exhibit.

Directors, Executive Officers, Promoters and Control Persons, page
14

21. We note that Vincent Markovitch has been a self-employed automobile wholesaler from March 1999 to present. Please clarify what this is and whether he will continue to engage in this profession while serving in his various roles with the company. If he does, we do not understand how he can devote full time to company business. In addition, if Mr. Markovitch does intend to continue as a self-employed automobile wholesaler, please disclose whether he will find and sell cars to the company and what his expected compensation will be in this regard. To the extent any other officer or director will perform similar services, please discuss.

Executive Compensation, page 15

22. We note that once your lot is open and you are profitable, you will begin paying salaries. Please clarify what is meant by profitable. In addition, based on the figures provided, it appears the base salary per annum will be $38,400, yet you have appropriated only $16,000. Please reconcile these amounts.

23. Please identify your wholesale sales agent and file whatever agreement you have with this person as an exhibit. We note that this person will receive 45% of the profits on "any vehicle sold." Please explain this arrangement. Does it relate to any vehicle sold or just to vehicles the sales agent identifies that are sold?

Description of Business, page 19

24. Please state, if true, that the company does not consider itself a blank check as that term is defined in Regulation C, Rule 419, and does not intend to merge with or acquire another company now or in the foreseeable future. To the extent you do not consider yourself a blank check company, supplementally explain the disclosure in bullet point 4 to risk factor 3 or delete the same.

General Information

25. We note that statement that certain experts named in the prospectus reside outside the United States and that this is relevant with respect to your assets. Please identify these experts.

Overview of Business Operations

26. Please provide the basis for your belief that there is a "need in
British Columbia for quality used cars and trucks...."

27. We note that you intend to develop an excellent working relationship with local dealers and auction houses. Please discuss what relationships you currently have with these persons and identify the same.

28. We note the following on page 19:

* You intend to offer something different;
* You intend to fully cater to your customers needs;
* The service you offer will be worry free;
* You have established a pre-opening goal of keeping customers satisfied;
* You intend to wholesale vehicles to other dealers; and
* You intend to stock a wide range of reliable cars and trucks.

Please elaborate on each and explain how you intend to offer the same.

      Suppliers and Acquisition of Inventory

29. We note that you will provide a wide selection to your customers.
Disclose the average number of cars and trucks you expect to have on your lot at any given time.

30. We noted from your disclosure that you have $10,000 budgeted to acquire vehicles (page 11) for inventory, and that you are currently searching for 12 - 15 vehicles to place on your lot for your initial inventory (page 21). You also state that the majority of your vehicles will be priced between$2,500 and $8,000 per vehicle and you will attempt to sell the vehicles at a fair profit, generally 20%. From the information provided, it is not clear how you will arrive at a profit of 20%. It would appear that if you are purchasing 12-15 vehicles with $10,000, and selling those vehicles at $2,500 to $8,000, your profit would significantly be in excess of 20%.
Based
on the information provided, please tell us supplementally how you plan to achieve a profit of only 20% (provide computations if necessary) and how your customers will achieve substantial savings between your mark-up and the industry average mark-up of 30-35%,as stated.

Business Ethic and Warranties

31. Elaborate on the 30-day warranty you intend to offer. Explain whether the warranty will extend to work performed by third party mechanics.

Government and Industry Regulation

32. Please discuss the costs and effects of compliance with environmental laws. See Item 101(b)(11) of Regulation S-B.

33. We note that you are awaiting receipt of a Motor Dealers license.
Please update as to the status of this.


Employees and Employment Agreement

34. We note that you have one employee and that this person works on a commission only and as-needed basis. Please clarify whether this person is actually an employee of your company or an independent contractor.

Management`s Discussion and Analysis or Plan of Operation, page 23 Proposed Milestones to Implement Business Operations

35. Please update the proposed milestones as necessary. For each, disclose the cost necessary to implement each.

36. Please expand your discussion of Plan of Operation to discuss how long you can satisfy your cash requirements and whether you will have to raise additional funds in the next twelve months. Refer to Item
303(a)(1) of Regulation S-B.

37. Please include a separately captioned section to discuss any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on your financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors. Please refer to the guidance of Item 303(c) of Regulation S-B.

38. We note that you will hire and train additional sales staff.
Please disclose the number of hires you expect to make.

39. We do not see any disclosure related to the amounts you will spend contracting out for mechanical service nor do we see any disclosure related to the costs of performing this function in house.
Please disclose the expected costs for each and provide a time frame for when you expect to hire mechanics.

Description of Property, page 25

40. Please reconcile the $1449 rental amount with what is in the lease agreement ($1800).

41. The lease indicates that your primary business purpose is wholesale sales and that retail sales will be limited to advertised cars only. Supplementally advise as to the impact this restriction may have on your business plan.

42. Please indicate the number of vehicles that can be placed on your lot at any given time. Indicate whether your current lease will provide enough space for your future needs.






Financial Statements
Consolidated Statements of Operations

43. Please ensure that you have disclosed the correct balance of loss for the period, as it is not clear if the balance should be $4,409 or
$4,309.  Please revise as necessary.

Notes to Consolidated Financial Statements
Note 1. Nature and Continuance of Operations

44. Please disclose the fiscal year-end of the Company.

Other Regulatory Requirements

45. Please note the updating requirements for the financial statements as set forth in Item 310(g) of Regulation S-B. In addition, please provide a current consent of the independent accountants in any amendment.

Part II
Item 25.  Other Expenses of Issuance and Distribution

46. Please include all of the expenses required by Item 511(a)(1) of
Regulation S-B.

Item 28.  Undertakings

47. Since you do not appear to be relying on Rule 430A, we do not understand inclusion of part (f) on page 41.

Exhibits

48. Revise your legality opinion to indicate that opinion opines upon
Nevada law including the statutory provisions, all applicable provisions of the Nevada Constitution and all reported judicial decisions interpreting those laws.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

         Any questions regarding the accounting comments may be directed to Vernon Moore at (202) 942-5399 any other disclosure issues may be directed to William Bennett at (202) 942-0135.


						Sincerely,



							John Reynolds, Assistant
Director
							Office of Emerging Growth
Companies


??

??

??

??

Alpha Motorsport, Inc.
11/26/2004
Page 9